UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. __)

WCA Waste Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

92926K 10 3
(CUSIP Number)

J. Edward Menger
One Riverway, Suite 1400
Houston, Texas 77056
(713) 292-2400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 21, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	92926K 10 3
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Tom J. Fatjo, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)
		(b)	x
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF, OO (please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 805,662
	8	SHARED VOTING POWER 75,880
	9	SOLE DISPOSITIVE POWER 805,662
	10	SHARED DISPOSITIVE POWER 75,880
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 881,542
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON IN

Item 1.     Security and Issuer

This statement on Schedule 13D ("Schedule 13D") relates to shares of common stock, par value $0.01 per share ("Common Stock"), of WCA Waste Corporation, a Delaware corporation (the "Issuer"), whose principal executive offices are located at One Riverway, Suite 1400, Houston, Texas 77056.

Item 2.     Identity and Background

(a) This Schedule 13D is filed by Tom J. Fatjo, Jr. (the "Reporting Person").

(b) The business address of the Reporting Person is One Riverway, Suite 1400, Houston, Texas 77056.

(c) The present principal occupation of the Reporting Person is as the Chief Executive Officer and Chairman of the Board of the Issuer. The Issuer is a vertically integrated, non-hazardous solid waste management company that provides non-hazardous construction/demolition, industrial and municipal solid waste collection, transfer, processing, and disposal services in the south and central regions of the United States. The address of the principal executive offices of the Issuer is One Riverway, Suite 1400, Houston, Texas 77056.

(d) – (e) During the past five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration

The Issuer was incorporated as a Delaware corporation in February 2004, and its principal operating subsidiary, WCA Waste Systems, Inc., was incorporated in Delaware in September 2000, which then acquired 32 separate solid waste management operations from Waste Management, Inc. The Issuer serves as a holding company for its subsidiaries, each of which is wholly-owned and controlled by it.

Prior to an internal corporate reorganization completed prior to the Issuer's initial public offering in June 2004, it was a wholly-owned subsidiary of Waste Corporation of America, LLC ("Waste Corporation"). As a result of the internal corporate reorganization, the Issuer briefly became the parent of Waste Corporation, which it then spun off as a separate company with operations, assets and liabilities associated with Waste Corporation's Florida, Colorado and New Mexico operations. In connection with the internal corporate reorganization, the Issuer assumed the obligation to issue shares of its Common Stock upon the exercise of options and warrants that had been previously issued by Waste Corporation and therefore subsequently issued 1,330,056 shares (after giving effect to a merger and reverse stock split prior to the initial public offering) of its Common Stock in cancellation of approximately 90% of such options and warrants. Of such 1,330,056 shares, the Reporting Person received 243,531 shares of Common Stock in cancellation of his Waste Corporation options and warrants. With respect to 6,795 shares of Common Stock issued in connection with the internal corporate reorganization in cancellation of certain of the Waste Corporation warrants held by the Reporting Person, such warrants were issued to the Reporting Person as consideration for putting up collateral for indebtedness of Waste Corporation.

For the 36,689 restricted shares of Common Stock the Reporting Person had been granted as of December 21, 2005, the consideration used was his past and continued service to the Issuer and were granted to him by the Compensation Committee of the Board of Directors (the "Compensation Committee") of the Issuer. Any future grants of restricted shares of Common Stock by the Issuer to the Reporting Person will involve the same consideration.

For the 100,000 shares of Common Stock subject to immediately exercisable options held by the Reporting Person as of December 21, 2005, the consideration used for payment of the exercise price in the future shall be the personal funds of the Reporting Person. The grant of the options to the Reporting Person were based on his past and continued service to the Issuer and were granted to him by the Compensation Committee of the Issuer.

For the 51,288 shares of Common Stock that the Reporting Person may be deemed to beneficially own due to his proportionate indirect interest in shares of the Issuer's Common Stock beneficially owned by Waste Corporation, of which the Reporting Person is a member and manager, the consideration used to acquire his membership interests in Waste Corporation was a combination of personal funds and the cancellation of options and warrants in connection with the internal corporate reorganization discussed above. The shares of Issuer Common Stock held by Waste Corporation were acquired in exchange for the 1,000 outstanding shares of its subsidiary, Waste Corporation of Central Florida, Inc., in connection with the merger of Waste Corporation of Central Florida, Inc. into a wholly-owned subsidiary of the Issuer, WCA of Central Florida, Inc. (the "Merger"). The aggregate consideration paid by the Issuer pursuant to the Merger included (i) 591,611 shares of Common Stock at a price of $8.45 per share, (ii) assumption of approximately $6.3 million in net debt and (iii) approximately $3.4 million in cash.

For the 211,491 shares of Common Stock beneficially owned by Fatjo WCA Partners, L.P. and the 58,131 shares of Common Stock beneficially owned by FFAP, Ltd., of which the Reporting Person may be deemed to beneficially own, the shares were acquired in connection with the internal corporate reorganization discussed above in exchange for such entities' shares held in Waste Corporation. The consideration used to acquire the shares of Waste Corporation was the funds of the respective entities.

The remaining 180,412 shares of Common Stock deemed to be beneficially owned by the Reporting Person were acquired in connection with the internal corporate reorganization discussed above in exchange for shares held in Waste Corporation. Such shares of Waste Corporation were acquired with personal funds of the Reporting Person.

Item 4.     Purpose of Transaction

The shares of Common Stock reported in Item 3 above were acquired for investment purposes.

Pursuant to the Reporting Person's employment agreement (the "Employment Agreement") with WCA Management, L.P., a subsidiary of the Issuer ("WCA Management"), and the Issuer, the Reporting Person will receive a grant of restricted stock on each of January 1, 2006 and January 1, 2007 pursuant to the Amended and Restated 2004 WCA Waste Corporation Incentive Plan (the "Plan") (or any successor plan). The number of shares of restricted stock granted to the Reporting Person on each of the aforementioned dates will be equal to the fair market value of his base salary for the relevant year (i.e., the base salary) divided by the market value of one share of the Issuer's Common Stock on the date of grant. Fair market value for these purposes will not be less than $9.50 per share. The other executive officers of the Issuer have similar provisions in their employment agreements. As of the date of filing of this Schedule 13D, the shares of restricted stock to be issued to the Reporting Person and other executive officers of the Issuer pursuant to their employment agreements had not been issued.

On December 21, 2005, the Compensation Committee of the Issuer approved the acceleration of the vesting of all of the outstanding and unvested stock options previously awarded to employees and non-employee directors pursuant to the Plan. As a result of the acceleration, 432,654 stock options became immediately exercisable, including 66,667 held by the Reporting Person. Subject to the limitations described below, the Reporting Person may in the future, subject to market and personal considerations, decide to exercise such options plus the other 33,333 previously vested options held by the Reporting Person and sell the shares of Common Stock received upon such exercise. Restrictions have been imposed on certain of the shares obtained through the accelerated vesting process by means of a Resale Restriction Agreement between the Issuer and each of its non-employee directors and executive officers. The Issuer also agreed to use its best efforts to enter into a Resale Restriction Agreement with those other employees of the Issuer that have an employment agreement. The Resale Restriction Agreement prevents the sale of any shares acquired from the exercise of an accelerated option prior to the earlier of the original vesting date of the option or the individual's termination of employment with the Issuer.

At the special meeting of stockholders held on December 22, 2005, the stockholders of the Issuer approved the Second Amended and Restated Certificate of Incorporation (the "Restated Charter") of the Issuer. The Restated Charter increases the total number of shares of Common Stock that the Issuer has the authority to issue from 25,000,000 shares to 50,000,000 shares.

On December 22, 2005, the Issuer filed a shelf registration statement on Form S-3 (the "Registration Statement") with the Securities and Exchange Commission to register $150 million of any combination of Common Stock, preferred stock, debt securities, warrants and units. Upon effectiveness of the Registration Statement, the Issuer may, subject to market and economic conditions, sell any of the foregoing securities from time to time or at any time.

As of the date of this Schedule 13D, the Reporting Person does not have any plans or proposals which relate to or would result in any of the following actions, except as disclosed herein and except that the Reporting Person may, from time to time or at any time, subject to market and general economic conditions, purchase additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Common Stock now owned or hereafter acquired by him to one or more purchasers in accordance with the provisions of Rule 144 of the Securities Act of 1933:

  the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
  a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
  any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
  any material change in the present capitalization or dividend policy of the Issuer;
  any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
  changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
  causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
  a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
  any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer

(a) The Reporting Person may be deemed the beneficial owner of 881,542 shares of Common Stock, which based on calculations made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents 5.3% of the outstanding shares of Common Stock as of December 21, 2005.

The foregoing amount includes the right to acquire 100,000 shares of Common Stock upon the exercise of options that are immediately exercisable.

The foregoing amount also includes 51,288 shares of Common Stock representing the Reporting Person's proportionate indirect interest in shares of the Issuer's Common Stock beneficially owned by Waste Corporation, of which the Reporting Person is a member and manager. The Reporting Person disclaims beneficial ownership of the securities held by Waste Corporation except to the extent of his pecuniary interest therein.

The foregoing amount also includes 211,491 shares of Common Stock held by Fatjo WCA Partners, L.P. and 58,131 shares of Common Stock held by FFAP, Ltd. The Reporting Person disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

The foregoing amount also includes 12,296 shares of Common Stock held by the Jacqueline Fatjo 1998 Gift Trust (the "Jacqueline Trust") and 12,296 shares of Common Stock held by the Channing Fatjo 1998 Gift Trust (the "Channing Trust" and together with the Jacqueline Trust, the "Trusts"). The Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(b) The information set forth in Items 7 through 11 of the cover page hereto is incorporated herein by reference.

The power to vote and dispose of the 51,288 shares of Common Stock deemed to be beneficially owned by the Reporting Person pursuant to his membership interest in Waste Corporation is shared with the other members of the board of managers of Waste Corporation. Waste Corporation is a Delaware limited liability company and the address of its principal office is One Riverway, Suite 1400, Houston, Texas 77056. The principal business of Waste Corporation is providing non-hazardous construction/demolition, industrial and municipal solid waste collection, transfer, processing, and disposal services in Colorado, Florida and New Mexico. During the past five years, Waste Corporation has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The power to vote and dispose of the 12,296 shares of Common Stock deemed to be beneficially owned by the Reporting Person and held by each of the Trusts is held by Tom J. Fatjo, III, as trustee, whose business address is One Riverway, Suite 1400, Houston, Texas 77056. Tom J. Fatjo, III's present principal occupation is as Senior Vice President-Finance and Secretary of the Issuer. Please see Item 2(c) for the principal business and address of the Issuer. During the past five years, Mr. Tom J. Fatjo, III has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) On October 22, 2005, Waste Corporation, of which the Reporting Person holds an 8.67% membership interest, acquired shares of the Issuer in exchange for the 1,000 outstanding shares of its subsidiary, Waste Corporation of Central Florida, Inc., in connection with the Merger. The aggregate consideration paid by the Issuer pursuant to the Merger included (i) 591,611 shares of Common Stock at a price of $8.45 per share, (ii) assumption of approximately $6.3 million in net debt and (iii) approximately $3.4 million in cash. As a result of the Merger, the Reporting Person did not purchase any shares of Common Stock but may be deemed to have acquired beneficial ownership of 51,288 shares of Common Stock, which represents the Reporting Person's proportionate indirect interest in shares of the Issuer's Common Stock beneficially owned by Waste Corporation. The reporting person disclaims beneficial ownership of the securities held by Waste Corporation except to the extent of his pecuniary interest therein.

On December 21, 2005, the Compensation Committee of the Issuer approved the acceleration of the vesting of all of the Issuer's outstanding and unvested stock options previously granted under the Plan. Pursuant to such acceleration, 66,667 unvested options held by the Reporting Person as of December 21, 2005 were accelerated, which resulted in the Reporting Person holding 100,000 vested, immediately exercisable options to acquire Common Stock. The options have an exercise price of $9.50 per share.

(d) Other persons and/or entities have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain of the shares of Common Stock deemed to be beneficially owned by the Reporting Person listed on the cover page of this Schedule 13D and in Item 5(a).

(e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person is party to the Employment Agreement with WCA Management and the Issuer whereby the Reporting Person will receive a grant of restricted stock on each of January 1, 2006 and January 1, 2007 pursuant to the Plan (or any successor plan). The number of shares of restricted stock granted to the Reporting Person on each of the aforementioned dates will be equal to the fair market value of his base salary for the relevant year (i.e., the base salary) divided by the market value of one share of the Issuer's Common Stock on the date of grant. Fair market value for these purposes will not be less than $9.50 per share. As of the date of filing of this Schedule 13D, the shares of restricted stock to be issued to the Reporting Person and other executive officers of the Issuer pursuant to their employment agreements had not been issued. The foregoing description of the Employment Agreement is qualified in its entirety by reference to the Employment Agreement that is filed as Exhibit 10.3 to the Issuer's Form 8-K (File No. 000-50808) filed with the Commission on March 24, 2005 and is incorporated herein by reference.

The Reporting Person is also party to a stock option agreement and a restricted stock agreement with the Issuer pursuant to issuances of stock options and shares of restricted stock by the Issuer to the Reporting Person under the Plan. The stock options held by the Reporting Person originally vested over three years, but as noted above in Item 5 became immediately exercisable as of December 21, 2005, while the restricted stock vests ratably over three years from the grant date. The form of executive officer stock option agreement containing the material terms of the Reporting Person's stock options is filed as Exhibit 10.4 to the Issuer's Form 10-Q (File No. 000-50808) filed with the SEC on November 10, 2004 and is incorporated herein by reference. The form of restricted stock agreement containing the material terms of the Reporting Person's shares of restricted stock is filed as Exhibit 10.15 to the Issuer's Form 10-K (File No. 000-50808) filed with the SEC on March 24, 2005 and is incorporated herein by reference. Each of the form of restricted stock agreement and the form of executive officer stock option agreement incorporate the terms of the Plan, which is filed as Exhibit 10.1 to the Issuer's Form 8-K (File No. 000-50808) filed with the SEC on June 1, 2005 and is incorporated herein by reference.

In connection with the acceleration of the Issuer's outstanding and unvested stock options on December 21, 2005, the Reporting Person entered into a Resale Restriction Agreement (the "Resale Agreement") with the Issuer as of that date. The Resale Agreement prevents the sale of any of the 66,667 shares of Common Stock acquired from the exercise of the Reporting Person's accelerated options prior to the earlier of the original vesting date of the option or the Reporting Person's termination of employment with the Issuer. This description of the Resale Agreement is filed as Exhibit E hereto and is qualified in its entirety by reference thereto which is incorporated herein by reference.

Item 7.     Material to Be Filed as Exhibits

Exhibit A	Employment Agreement dated March 22, 2005 between WCA Management Company, L.P., WCA Waste Corporation and Tom J. Fatjo, Jr. (incorporated by reference to Exhibit 10.3 to the Issuer's Form 8-K (File No. 000-50808) filed with the Commission on March 24, 2005).
Exhibit B	Form of Executive Officer Stock Option Agreement (incorporated by reference to Exhibit 10.4 to the Issuer's Form 10-Q (File No. 000-50808) filed with the SEC on November 10, 2004).
Exhibit C	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.15 to the Issuer's Form 10-K (File No. 000-50808) filed with the SEC on March 24, 2005).
Exhibit D	Amended and Restated 2004 WCA Waste Corporation Incentive Plan (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K (File No. 000-50808) filed with the SEC on June 1, 2005).
Exhibit E	Resale Restriction Agreement dated December 21, 2005 between WCA Waste Corporation and Tom J. Fatjo, Jr.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2006	By: /s/ Tom J. Fatjo, Jr. Name: Tom J. Fatjo, Jr. Title: Chief Executive Officer and Chairman of the Board of WCA Waste Corporation

EXHIBIT INDEX

Exhibit A	Employment Agreement dated March 22, 2005 between WCA Management Company, L.P., WCA Waste Corporation and Tom J. Fatjo, Jr. (incorporated by reference to Exhibit 10.3 to the Issuer's Form 8-K (File No. 000-50808) filed with the Commission on March 24, 2005).
Exhibit B	Form of Executive Officer Stock Option Agreement (incorporated by reference to Exhibit 10.4 to the Issuer's Form 10-Q (File No. 000-50808) filed with the SEC on November 10, 2004).
Exhibit C	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.15 to the Issuer's Form 10-K (File No. 000-50808) filed with the SEC on March 24, 2005).
Exhibit D	Amended and Restated 2004 WCA Waste Corporation Incentive Plan (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K (File No. 000-50808) filed with the SEC on June 1, 2005).
Exhibit E	Resale Restriction Agreement dated December 21, 2005 between WCA Waste Corporation and Tom J. Fatjo, Jr.